NEWS RELEASE 07-36	August 20, 2007

CORRECTION FROM SOURCE-Fronteer Development Group Inc.: Halilaga Copper-Gold Project Continues to Expand

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Aug. 20, 2007) - In the release transmitted at 11:25 am Eastern time today, August 20, 2007, for Fronteer Development Group Inc., the paragraph regarding FRONTEER'S CURRENT ASSETS was omitted. The complete, corrected release follows.

Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) is pleased to report that a new drill hole designed to increase the dimensions of copper-gold mineralization at its Halilaga project has intersected a 383 metre wide zone of porphyry-style mineralization. Copper-gold has now been intersected in eight widely spaced drill holes over an area measuring 1,000 metres in length and up to 300 metres in width, demonstrating the considerable resource potential of this emerging deposit.

Drill hole HD-13A intersected:

  0.72 grams per tonne gold and 0.50% copper over 143 metres as part of a broader zone that returned:

  0.41 grams per tonne gold and 0.34% copper over 382.95 metres

HD13A was drilled 250 metres southeast of previously released hole HD-01, which returned 0.50 grams per tonne gold and 0.53% copper over 298.2 metres including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres.

“We are committed to developing world-class assets and continue to be encouraged by the size and continuity of this new porphyry system,” says Dr. Mark O’Dea, Fronteer President and CEO. “At Halilaga, we have tested only a small part of a much larger geophysical and geochemical footprint.”

Halilaga is located along the same mineral belt as Agi Dagi and Kirazli, two anchor assets in Fronteer’s gold portfolio in northwestern Turkey. Together, these projects form an emerging gold and copper district that Fronteer is playing a leadership role in building.

Detailed results for HD-13A are as follows:

Hole No	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
HD-13A	97.00	479.95	382.95	0.41	0.34
Including	97.00	240.00	143.00	0.72	0.50
Including	106.60	212.40	105.80	0.87	0.59
Including	106.60	139.00	32.40	1.29	0.78
Including	180.50	209.30	28.80	0.97	0.68

Currently, there is one drill rig turning at Halilaga and a second rig is planned to be added shortly. The 2007 exploration program is focused primarily on the broader geophysical footprint of the Central Zone, testing the wide zone of known surface mineralization. Teck Cominco Limited’s Turkish subsidiary (“TCAM”) has the property under option from Fronteer and is currently the operator. TCAM has exercised its right to earn back a 60% interest in the Halilaga project which is currently 100%-owned by Fronteer.

FRONTEER’S CURRENT ASSETS

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$102 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$102 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.